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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                              QUALITY DINING, INC.
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                                (Name of Issuer)

      COMMON STOCK, WITHOUT PAR VALUE                 74756P 10 5
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       (Title of class of securities)                (CUSIP number)

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                 MARCH 17, 1997
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                          Continued on Following Pages
                               Page 1 of 15 Pages
                        Exhibit Index Appears on Page 10


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

-------------------------------------           --------------------------------
CUSIP No. 74756P 10 5                    13D                  Page 2 of 15
-------------------------------------           --------------------------------


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 1        NAME OF REPORTING PERSON:                 NORDAHL L. BRUE

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                        (B) [_]
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 3        SEC USE ONLY

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 4        SOURCE OF FUNDS:              00

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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
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 6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
          ORGANIZATION:

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 NUMBER OF           7    SOLE VOTING POWER:                   2,149,625*
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              2,149,625*
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,149,625*
          REPORTING PERSON:

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [_]
          SHARES:

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             12.7%

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14        TYPE OF REPORTING PERSON:                 IN

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*Includes 2,586 shares which Mr. Brue holds as custodian for his minor child.

--------------------------------------          --------------------------------
CUSIP No. 74756P 10 5                    13D                  Page 3 of 15
--------------------------------------          --------------------------------


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 1        NAME OF REPORTING PERSON:                 MICHAEL J. DRESSELL

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                        (B) [_]
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 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            00

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
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 6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
          ORGANIZATION:

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 NUMBER OF           7    SOLE VOTING POWER:                   2,163,701
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              2,163,701
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,163,701
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [_]
          SHARES:

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             12.8%

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14        TYPE OF REPORTING PERSON:                 IN

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

-------------------------------------          ---------------------------------
CUSIP No. 74756P 10 5                   13D                  Page 4 of 15
-------------------------------------          ---------------------------------


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 1        NAME OF REPORTING PERSON:                 STEVEN P. SCHONBERG

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:            00

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   11,724
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 0
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              11,724
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               11,724
          REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [_]
          SHARES:

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          LESS THAN
                                                                       0.1%
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14        TYPE OF REPORTING PERSON:                 IN

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

            This Statement amends and restates the respective Statements on
Schedule 13D (collectively, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by each of Nordahl L. Brue and Michael J. Dressell with respect to their beneficial ownership of the common stock, without par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"), and includes information regarding the beneficial ownership of the Company's Common Stock by Steven P. Schonberg. For purposes hereof, Messrs. Brue, Dressell and Schonberg are referred to collectively as the "Reporting Persons".

Item 1.     Security and Issuer.

            The class of equity securities to which this Schedule 13D relates is the Common Stock of the Company, whose principal executive offices are located at 3820 Edison Lakes Parkway, Mishawaka, Indiana 46545.

            The percentages of beneficial ownership reflected in this Schedule 13D is based upon 16,909,609 shares of Common Stock outstanding as of January 20, 1997.

Item 2.     Identity and Background.

            This statement is being filed by and on behalf of the Reporting Persons. The principal occupation of each of Mr. Brue and Mr. Dressell is entrepreneur, and the principal occupation of Mr. Schonberg is President of Champlain Management Services, Inc. ("Champlain"), a Delaware corporation that is owned and controlled by Messrs. Brue and Dressell and that is engaged in the provision of management services to certain franchisees of the Company's Bruegger's Bagel Bakery ("Bruegger's") franchises and other businesses. During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of Mr. Brue is c/o Sheehey Brue Gray & Furlong, 119 South Winooski Avenue, Burlington, Vermont 05402. The business address of Messrs. Dressell and Schonberg is c/o Champlain Management Services, Inc., 159 Bank Street, 3rd Floor, Burlington, Vermont 05402. Messrs. Brue, Dressell and Schonberg are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            Prior to the merger of BAC, Inc., a wholly-owned subsidiary of the Company, with and into Bruegger's Corporation on June 7, 1996 (the "Merger"), Mr. Brue owned 1,662,382 shares of Bruegger's Corporation's common stock, $.001 par value per share ("Bruegger's Common Stock"), Mr. Dressell owned 1,673,267 shares of Bruegger's Common Stock and Mr. Schonberg owned 40,000 shares of Bruegger's Common Stock. At the effective time of the Merger, each share of Bruegger's Common Stock was converted into 1.2931 shares of the Company's Common Stock and, accordingly, the Reporting Persons acquired shares of the Company's Common Stock, including the shares reported in Item 5 hereof.

Item 4.     Purpose of Transaction.

            The information contained in Items 3 and 6 hereof is incorporated herein by reference.

            Messrs. Brue and Dressell, by letters dated February 11, 1997, resigned as directors of the Company. Messrs. Brue, Dressell and their affiliates, taken together, operate in excess of 150 Bruegger's and constitute the Company's largest franchisee and, at the time of their resignations as directors, Messrs. Brue and Dressell intended to focus their business time and attention primarily on the operations of the Bruegger's system. However, since their resignations, Messrs. Brue and Dressell have become increasingly concerned with the operation of the Company as a whole, including (i) the declining market prices of the Company's Common Stock, (ii) the fact that, in their judgment, management of the Company does not have a viable plan to grow, or to finance the growth of, its business as owner, operator and franchisor of Bruegger's Bagel Bakery (the "Bagel Business"), which the Company acquired from the Reporting Persons in the Merger, and (iii) their view that, in general, the Company lacks strategic direction. Subsequent to their resignations, Messrs. Brue and Dressell have been considering what alternatives are available to the Company to enhance stockholder value.

            Messrs. Brue and Dressell have not yet reached a determination as to what actions should be taken to maximize the value of the Company's Common Stock. In order to reach such a determination, they have engaged the investment banking firm of Gleacher NatWest Inc. ("Gleacher NatWest") to, among other things, analyze the Company, its capital structure, its relevant markets and other industry participants, and to develop suggestions as to alternatives that might maximize the value of the Company's Common Stock and their investment in the Company. The Reporting Persons, and Gleacher NatWest on the Reporting Persons' behalf, may contact the Company, third parties and/or other stockholders as to their interest in any such alternatives. A copy of the engagement letter dated March 17, 1997 between Mr. Brue, Mr. Dressell and Gleacher NatWest (the "Gleacher NatWest Engagement Letter") is filed as an exhibit hereto and is hereby incorporated herein by reference.

            With a view toward ensuring that meaningful consideration is given by the Company to any alternative courses of action that may be proposed, the Reporting Persons are also considering the nomination of three Directors at the annual meeting of shareholders of the Company scheduled to be held March 26, 1997, at which three current Directors are slated for reelection. The Reporting Persons have not yet determined to make any such nomination nor have they identified any persons who might be so nominated. The Reporting Persons' future course of action will be influenced by the Company's willingness to consider any proposals that may be made by the Reporting Persons.

            Although no plan or proposal has been adopted, the Reporting Persons, with the assistance of Gleacher NatWest, intend to explore whether the value of the Company's equity might best be enhanced through, among other things, one or more of the following alternatives: (i) the separation of the Bagel Business from the non-bagel operations of the Company through the sale of the non-bagel operations, including its Grady's American Grill(R), Spageddies Italian Kitchen(R) and Papa Vino's Italian Kitchen(R) restaurants and its Burger King(R) and Chili's(R) franchises, and the use of the proceeds from such sale to reduce the Company's indebtedness and to expand the Bagel Business; (ii) the spin-off of the Company's non-bagel operations, together with a substantial portion of the Company's indebtedness, to the Company's stockholders as a separate public company, thereby permitting the Bagel Business to be financed and developed as an independent public company; (iii) a recapitalization of the Company through the infusion of additional equity (either offered to the public or privately placed), followed by the separation of the Bagel Business and the Company's non-bagel operations; or (iv) a sale of the Company through a merger, sale of capital stock or assets or otherwise.

            Although it is not the Reporting Persons' present intention to do so, the Reporting Persons may acquire additional shares of the Company's Common Stock (subject to availability of shares at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise; alternatively, the Reporting Persons reserve the right to dispose of some or all of their shares of the Company's Common Stock in the open market or in privately negotiated transactions to third parties or otherwise depending upon the course of action that the Reporting Persons pursue, market conditions and other factors.

            Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Registrants have no present plans or intentions which would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

            (a) As of the date of this Statement, the Reporting Persons beneficially owned, in the aggregate, 4,325,050 shares of the Company's Common Stock, constituting 25.6% of the outstanding shares.

            (b) Mr. Brue has sole voting and dispositive power with respect to the 2,149,625 shares of the Company's Common Stock (which includes 2,586 shares that he holds as custodian for his minor child and over which he, alone, has voting and dispositive power). This number constitutes 12.7% of the outstanding shares. Mr. Dressell has sole voting and dispositive power with respect to the 2,163,701 shares of the Company's Common Stock, which constitutes 12.8% of the outstanding shares. Mr. Schonberg has sole voting and dispositive power with respect to 11,724 shares of the Company's Common Stock, which constitutes less than one-tenth of one percent of the outstanding shares.

            (c) None of the Reporting Persons has effected any transaction in the shares of the Company's Common Stock in the past 60 days.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such shares of the Company's Common Stock.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

            None of the Reporting Persons has any right or power, directly or indirectly, to vote or direct the voting of, or dispose or direct the disposition of, the shares of the Company's Common Stock beneficially owned by any other Reporting Person, and none of the Reporting Persons has any direct or indirect economic interest in the shares of the Company's Common Stock beneficially owned by any other Reporting Person. Nevertheless, because Messrs. Brue and Dressell are acting together in considering and discussing with others alternatives to maximize the value of the Company's Common Stock and their investment in the Company, and have jointly retained Gleacher NatWest and legal counsel with respect thereto, they may be deemed to be a "group" for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because Mr. Schonberg has joined with Messrs. Brue and Dressell in considering and discussing alternatives among themselves and with others, and because he is employed by Champlain, an affiliate of Messrs. Brue and Dressell, Mr. Schonberg may be deemed to be part of a "group" with Messrs. Brue and Dressell for purposes of Rule 13d-3 under the Exchange Act.

            Each of Mr. Brue and Mr. Dressell borrowed, during the period August 1996 through January 1997 and for purposes other than acquiring shares of the Company's Common Stock, a total of $6,850,000 from The Chase Manhattan Bank and each has pledged his shares of the Company's Common Stock to such bank as collateral security for such loan.

            As described in Item 4 hereof, Messrs. Brue and Dressell retained Gleacher NatWest pursuant to the Gleacher NatWest Engagement Letter, which is filed as an exhibit hereto and incorporated herein by reference, to develop suggestions as to alternatives that might maximize the value of the Company's Common Stock and their investment in the Company.

Item 7.     Materials to be Filed as Exhibits.

            The following are filed herewith as Exhibits to this Schedule 13D:

1. Joint Filing Agreement among Nordahl L. Brue, Michael J. Dressell and Steven P. Schonberg dated March 17, 1997.

2. Engagement Letter Agreement dated March 17, 1997, among Nordahl L. Brue, Michael J. Dressell, and Gleacher NatWest Inc.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 1997


                                          By: /s/ Nordahl L. Brue
                                              ---------------------------
                                                Nordahl L. Brue

                                          By:  /s/ Michael J. Dressell
                                              ---------------------------
                                                Michael J. Dressell

                                          By:  /s/ Steven P. Schonberg
                                              ---------------------------
                                                Steven P. Schonberg

                                  EXHIBIT INDEX

Item No.                                                                Page No.


1. Joint Filing Agreement among Nordahl L. Brue, Michael J. Dressell and Steven P. Schonberg dated March 17, 1997.

2. Engagement Letter Agreement, dated March 17, 1997, among Nordahl L. Brue, Michael J. Dressell and Gleacher NatWest Inc.





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